Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 16, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be

Re:       Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Mr. Be:

The following responds to the comment you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1

1.         Comment: The Fund’s Registration Statement notes that, simultaneous with its commencement of operations, the Predecessor Fund will reorganize with and transfer substantially all its portfolio securities into the Fund. Please identify the specific no-action letter the Fund will rely upon and analyze how the transaction will be in compliance with Section 17 of the 1940 Act consistent with such no-action letter.

Response: The Fund will be acquiring all of the assets of the Predecessor Fund pursuant to an Agreement and Plan of Exchange and Reorganization (the “Plan”). The Plan provides that the reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on that rule and a registered investment company), in accordance with the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006). Consistent with the requirements set forth in the GuideStone Financial no-action letter:

1)	The Fund will be a shell portfolio as of the time of the reorganization;
2)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;
4)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;
5)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;
6)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;
7)	The Adviser, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and
8)	The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

* * *

We trust that the foregoing is responsive to your comment. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,
/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Frederick Shaw